YogaClub

Yoga | Sustainability | Sports | Social Impact | Outdoors

Invest in the next generation of direct to consumer activewear for women.

YOGACLUB.COM EL SEGUNDO CALIFORNIA





We believe ALL women should have access to premium activewear which is why we've crafted YogaClub. A subscription where women get premium activewear, sizes XS-3X, at 50% off the retail price. Access to amazing, motivating premium outfits should be available to everyone regardless of size, shape, or where you can shop.

Scott Yamano CEO/Co-Founder @ YogaClub

Why you may want to support us...

1. YogaClub has sold over a million units of activewear and shipped more than 350K boxes to happy customers.
2. M&A activity in the fitness and activewear space will continue to be very strong as consumer purchase behavior continues to move online. Recent exits include Mirror to Lululemon ($500M)
3. The women's activewear space is a $400B industry with strong growth potential as trends move towards comfortable clothing choices and the fitness category continues to thrive even during Covid.
4. Founders have previous $20M+ exits through M&A.

Why investors ❤ us

WE'VE RAISED $3,750,000 SINCE OUR FOUNDING



As an investor, it is exciting to see YogaClub address the longstanding issues in the activewear space and create solutions to grow their customer base and customer satisfaction. YogaClub's proprietary customer acquisition technology continues to capture market share in the ever expanding activewear category. YogaClub's executive team is comprised of veterans in the technology, retail, manufacturing, advertising, and engineering space. I admire the team's ability to blend technology with years of industry experience to help the company acquire customers and grow their subscription-based model.

I do not consider myself a fashion expert, but it is clear to me and most

... read more

Brett Henry Managing Partner

LEAD INVESTOR **INVESTING $25,000 THIS ROUND & $250,000 PREVIOUSLY**

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Scott Yamano

CEO/Co-Founder

CEO/Co-founder of Dedicated Media (digital media technology) which sold for an 8 figure exit in 2013. Alumni Entrepreneur of the year and former USC adjunct professor in entrepreneurship.



Nicholas Nomann

CMO / Co-Founder

$200 million in digital revenue generated. Has helped over 50 different D2C brands. USC Marshall School of Business.

Stephen Rajewski

CTO



Amanda Young

VP of Operations



Sunny Mills

Head Designer

In the news

Downloads

YogaClub Main - Revised Final-MP4-compressed.mp4

The Story of YogaClub

OUR VISION

YogaClub launched in 2016 with a vision to provide premium activewear direct to consumers at an incredible price.

What started as a way to provide high-quality products to women in under-served retail locations quickly grew into a unique opportunity for women of all sizes to experience personal styling at a fraction of the retail price of other subscription options.



The joy of discovery

TRANSFORMED INTO SOMETHING GREATER

What happened instead? The cultivation of an audience of highly engaged women, becoming motivated and empowered to achieve their personal goals through our products, prices, and personal styling services. We designed YogaClub with the idea that brands need to connect with women in new ways outside of traditional retail. Women want to find brands and products they weren't seeing from their local retailers. Over time we've purchased a few of our top-performing brands, incubated others, and continue to work with industry-leading, eco-friendly, and fashion-forward brands of all sizes to foster inclusivity and an experience that "sparks joy" when they open the box.



Building a brand for ALL women

$27 MILLION IN REVENUE AND OVER 350,000 BOXES SHIPPED

We've achieved some amazing milestones along the way! In 2020 we passed the $27M revenue mark in under 4 years of operation. Incredible to think that seed funding of $1.25M in equity financing sparked a journey that would produce such a great volume of revenue in a short period of time.

Our milestones don't stop at revenue. We've made remarkable logistical achievements as well. In 4 years, we've shipped:

- Over 1 million units of activewear
- 350K boxes
- To 80K customers

That's 80K customers that have gotten to experience firsthand the power of opening a box full of premium, expertly styled products, and the motivation that it brings.


YOGACLUB BY THE NUMBERS
FAST & SUSTAINABLE GROWTH PROVEN BY MONTHLY KPIS
$27M
TOTAL REVENUE GENERATED
Generated over $27M in revenue since launching business in Fall 2016
(QuickBooks)
80K
HAVE RECEIVED A YOGACLUB ORDER
80K customers have gotten to experience YogaClub firsthand
(ReCharge)
350K
BOXES SHIPPED
We've shipped 350K boxes in only four years
(ReCharge)
1M+
UNITS
Over 1M units of activewear sold
(Shopify)
YOGACLUB

SET APART BY CUSTOMERS THAT SET THE TRENDS

What truly sets YogaClub apart from every other provider? We have our customers set the trends, producing only the products they love. This not only creates a strong bond with our customers but results in amazing satisfaction scores on the outfits they receive.

Including our customers in the creative process puts the power of fashion into the hands of those purchasing it. Plus, it's really fun hearing how much they love being the trendsetters!


YOGACLUB
YOGACLUB

BUILDING TECHNOLOGY LIGHT-YEARS AHEAD

To accomplish what we have, we've had to build forward-thinking technology that sets YogaClub apart from EVERY fashion company in the space and is light-years ahead of most direct to consumer companies.

Most fashion brands don't focus 75% of their staff on data, analytics, or machine learning algorithms to create the perfect match for each customer. Neither do they focus on predictive analytics allowing them to produce only what the customer is going to want...in the future. YogaClub does.

Overstock is a serious concern for most brands but YogaClub is capable of producing ONLY what our customers want, reducing inventory risk, and ensuring complete confidence in the inventory we buy. This allows a very efficient team of six full-time employees to accomplish the incredible achievements we've made in only four years. YES! Six full-time employees have generated over $27M in revenue. Think about what we can achieve by raising additional capital through your investments.



DEDICATED TO THE FUTURE

As part of our mission to give back to our communities, we began funding after school programs providing at-risk children access to yoga classes, meditation, and mindfulness. As a result, we've been able to donate tens of thousands of classes to kids that may be experiencing this kind of activity for the first time.

We didn't just put our money and support into these programs. We went into classrooms and helped teach and lead these programs in person. Everyone from our programmers to our marketing staff has participated in building a better community of amazing individuals for the next generation.


WEIGAND STUDENTS WILL BE
COLLEGE PREPARED & CAREER READY

Investor Q&A

— COLLAPSE ALL

What does your company do?

YogaClub has created extensive in-house technology that allows us to provide deeply personalized, ultra-premium activewear for ALL women at an unprecedented value. Our members set the trends and we build the products they love!

Where will your company be in 5 years?

In five years we hope YogaClub will revolutionize how women interact with their favorite apparel category. Our technology and unparalleled products could replace in-store shopping for America's #1 growth apparel sector. As purchase behavior from retail and boutique shopping shifts to direct to consumer eCommerce, we believe our market share will grow allowing us to change how women interact with the brands they love for a $200B industry.

Why did you choose this idea?

We believe ALL women should have access to premium activewear which is why we've crafted YogaClub. A subscription where women get premium activewear, sizes XS-3X, at 50% off the retail price. Access to amazing, motivating premium outfits should be available to everyone regardless of size, shape, or where you can shop.

What technology do you have that sets you apart?

We capture data on what customers like through our style quiz. This data fuels a machine learning algorithm helping to service that customer over time. The algorithm creates predictive analytics around what a member is going to want in the future, making it an integral part of our purchasing decisions and auto curation applications. This allows YogaClub to only make what our members are requesting while reducing inventory risk. The result? Happy customers who feel a part of the process of creating exactly the outfits they want.

What sets you apart from other activewear apparel companies?

Our members ARE the trendsetters. We are the only activewear company that makes exactly what our customers tell us they want. Our proprietary technology allows us to survey our customers taking into account their style quiz information and tons of data points on each member to preview outfits and gaining valuable feedback BEFORE creating the products. We make exactly what our loyal members want because they are a part of the process from start to finish. They set the trends!

We don't stop at the style side of the equation. Our members tell us what types of fabrics, compression, fit, feel, and brands they like most.

All of our products are ultra-premium and made with the highest quality materials at a FRACTION of the cost of retail because of our efficient supply chain and direct to consumer approach.

How are you able to provide premium products at a discount?

YogaClub has vertically integrated most of our products into brands we own and operate. We've purchased a few brands with loyal followings and extensive production knowledge. Our technology allows us to take a deeper inventory position on individual products because of our predictive analytics so we can reduce the cost through economies of scale as well. YogaClub is a digitally native brand so we bypass the inefficient system of wholesale and retail which also helps us pass along the savings to our members.